

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2023

Giri Devanur
Chief Executive Officer
reAlpha Tech Corp.
6515 Longshore Loop, Suite 100
Dublin, OH 43017

      Re: reAlpha Tech Corp.
           Draft Registration Statement on Form S-11
           Submitted December 7, 2023
           CIK No. 0001859199

Dear Giri Devanur:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Benjamin Holt at 202-551-6614 with any questions.

                       Sincerely,

                       Division of Corporation Finance
                       Office of Real Estate & Construction

cc: Gabriel Miranda, Esq.